Press Release

InBev nv/sa

InBev announces AmBev's decision to extend the period of the voluntary offer to purchase the outstanding shares of its subsidiary Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext: INB) today announced that AmBev has extended the period of the voluntary offer made by Beverage Associates Holding Ltd. ("BAH"), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa"), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries, at a purchase price of U.S.$3.35 per Class A share and U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on April 19, 2007.

AmBev and BAH have prepared a supplement (the "Supplement") to the Offer Document which will be mailed to shareholders and will be available for free at www.sec.gov and www.ambev-ir.com. The offer period is extended to allow shareholders the opportunity to review the Supplement prior to making their decision.

Further details can be found in AmBev's corresponding press release available at: www.ambev-ir.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com